UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 15
CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION
12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE
REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number	001-01402

SOUTHERN CALIFORNIA GAS COMPANY
(Exact name of registrant as specified in its charter)
555 West 5th Street
Los Angeles, California 90013

(213) 244-1200
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)
6% Preferred Stock, $25 par value

6% Preferred Stock, Series A, $25 par value
(Title of each class of securities covered by this Form)

2.950% Senior Notes due 2027
5.670% Medium-Term Notes due 2028
5.750% First Mortgage Bonds, Series KK, due 2035
5.125% First Mortgage Bonds, Series MM, due 2040
3.750% First Mortgage Bonds, Series NN, due 2042
4.450% First Mortgage Bonds, Series OO, due 2044
4.125% First Mortgage Bonds, Series UU, due 2048
4.300% First Mortgage Bonds, Series VV, due 2049
3.950% First Mortgage Bonds, Series WW, due 2050
2.550% First Mortgage Bonds, Series XX, due 2030
6.350% First Mortgage Bonds, Series YY, due 2052
5.200% First Mortgage Bonds, Series ZZ, due 2033
5.750% First Mortgage Bonds, Series AAA, due 2053
5.600% First Mortgage Bonds, Series BBB, due 2054
5.050% First Mortgage Bonds, Series CCC, due 2034
5.450% First Mortgage Bonds, Series DDD, due 2035
6.000% First Mortgage Bonds, Series EEE, due 2055
5.900% First Mortgage Bonds, Series FFF, due 2056

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☐
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date:

6% Preferred Stock, $25 par value (the “Preferred Stock”): 0*
6% Preferred Stock, Series A, $25 par value (the “Series A Preferred Stock”): 0*

* Explanatory Note: On August 17, 2026 (the “Effective Date”), Southern California Gas Company (the “Company”) filed with the Secretary of State of the State of California an amendment and restatement of its Restated Articles of Incorporation that was approved by shareholders at the special meeting of the Company’s shareholders on August 6, 2026 (the “Amended Charter”). Pursuant to the Amended Charter, each share of the Preferred Stock and the Series A Preferred Stock was automatically retired in exchange for a cash payment of $31.00 per share, plus accrued and unpaid dividends thereon to but excluding the Effective Date, and the authorized number of shares of the Preferred Stock and the Series A Preferred Stock was reduced to zero. As of the close of business on the Effective Date, there are no outstanding shares of the Preferred Stock or the Series A Preferred Stock.

Pursuant to the requirements of the Securities Exchange Act of 1934, Southern California Gas Company has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

SOUTHERN CALIFORNIA GAS COMPANY

Date:	August 18, 2026	By:	/s/ Elvia Lima Ortiz
		Name:	Elvia Lima Ortiz
		Title:	Vice President, Controller and Chief Accounting Officer